

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



January 6, 2005

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Hewlett-Packard Company
Incoming letter dated November 5, 2004

Dear Ms. Goodman:

This is in response to your letters dated November 5, 2004 and January 4, 2005 concerning the shareholder proposal submitted to HP by William Steiner. We also have received letters on the proponent's behalf dated November 29, 2004, December 18, 2004, December 30, 2004, and January 5, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.


RECD S.E.C.
JAN 10 2005
1086

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


THOMSON
FINANCIAL

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS
1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

November 5, 2004

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").[1]

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of HP's intention to omit the Proposal from the 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2005 Proxy Materials with the Commission.

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[1] HP received from the Proponent an initial proposal on August 31, 2004 and a revised proposal on October 20, 2004. HP has determined to treat the revised proposal as the Proponent's submission for the 2005 Proxy Materials. The Proposal is attached hereto as Exhibit A. The original proposal is attached hereto as Exhibit B.

We believe that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague in violation of Rule 14a-8(i)(3) and because HP is unable to implement the Proposal in violation of Rule 14a-8(i)(6). Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(7), as discussed in detail below.

THE PROPOSAL

The Proposal recommends that HP's Bylaws be amended by adding the following language that is set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

* * *

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below or, in the alternative, that requires revision also as discussed below.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has applied this long line of precedent to shareowner proposals concerning executive compensation. *See, e.g., Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); *Woodward Governor Co.* (avail. Nov. 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth); *Pfizer Inc.* (avail. Feb. 13, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price"); *General Electric Co.* (avail. Feb. 5, 2003) (proposal requesting board to seek shareowner approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *General Electric Co.* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors").

As explained in detail below, the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's shareowner approval provision is unclear; and (C) the text of the Bylaw provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interacts with deducibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (*emphasis added*). The reference to "annual compensation" in the Bylaw text set forth in the Proposal is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Shareowners are familiar with the term as a result of it being the required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the Bylaw text set forth in the Proposal specifically addresses its application to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[2] nor is it defined elsewhere in the Code or the implementing regulations.

In the absence of a clear standard under either the Proposal or relevant authority, neither shareowners considering the Proposal nor HP, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, stock options, and this be pro-rated each year." *PepsiCo, Inc.* (avail. Feb. 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its shareowners would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." *Id. See also Woodward Governor Co.* (avail. Sept. 18, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were

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[2] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

B. The Scope of the Proposal's Shareowner Approval Provision is Unclear.

The Proposal's references to obtaining shareowner approval are similarly vague and indefinite as it is unclear what HP would ask its shareowners to approve before the prescribed "limits" could be exceeded. The Proposal requires shareowner approval before HP could "pay" certain compensation. That standard provides no guidance as to when shareowners are to approve an arrangement. For example, with respect to stock options, it is unclear whether shareowner approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses with multi-year targets would have to be approved by shareholders – it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its *executive compensation plans*, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for HP to satisfy the shareowner approval requirement by asking shareowners to approve in advance certain types of compensation under HP's executive compensation plans rather than compensation for specific officers. *See, e.g., General Electric Co.* (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's shareowners would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's shareowner approval provision is vague and indefinite under Rule 14a-8(i)(3).

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit HP from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining shareowner consent, but sets forth exceptions and qualifications to that standard. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[3] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation

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[3] Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

that satisfies the Code's standard for "performance-based compensation."[4] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (3) the performance criteria were approved by shareowners. Generally, shareowner approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements shareowner approval may be obtained more than five years in advance. Thus, if the "performance-based compensation" standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This portion of the Bylaw language suggests that, if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph states that "[f]or purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code *only if*" (*emphasis added*) the compensation satisfies certain criteria that are different from the criteria for "performance-based compensation" under Section 162(m).[5] Thus, it is unclear whether the second paragraph of the Bylaw language set forth in the Proposal (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation," or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the Bylaw provision.

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[4] Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

[5] These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, relate to certain disclosures for performance-based compensation and expensing incentive stock options. These criteria are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the Bylaw's standard) is to exercise a stock option granted under a shareowner-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's Bylaw language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed Bylaw language were satisfied. It is not clear to either shareowners considering the Proposal, or HP if it were to seek to implement the proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also makes it unclear how the Proposal's Bylaw language operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year.[6] Thus, while the proposal applies to all "officers," Section 162(m)'s limitations on the deductibility of compensation apply only to the five most highly paid executive officers. Thus, it is unclear whether the Proposal means that compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the Bylaw language is satisfied (*i.e.*, shareowner approval during the year before amounts are paid, or satisfaction of the exclusions set forth in the second paragraph of the Bylaw language).

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[6] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

Finally, the Proposal is vague and misleading because the proposed Bylaw text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." And yet, the second paragraph of the Bylaw text contains other standards that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed Bylaw text could be read by different persons as having different effects. Neither shareowners considering the Proposal, nor HP if it were to implement the Proposal, would know which interpretation was intended by the Bylaw language. Past Staff no-action letters support our contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in *Otter Tail Corporation* (avail. Dec. 8, 2003), the Staff concurred that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareowners would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the *Otter Tail* proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

D. Accordingly, the Proposal is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Given these ambiguities, it is unclear what actions any shareowners voting for the Proposal would expect HP to take and what actions HP would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal Must Be Excluded under Rule 14a-8(i)(6) because HP Lacks the Power to Implement the Proposal.

A company may exclude a shareowner proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because HP cannot guarantee that HP's shareowners would approve an amendment to HP's Certificate of Incorporation, which would be necessary in order for HP to implement the Proposal, and due to the vague and indefinite nature of the Proposal.

The Proposal would require HP to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any HP officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). A vote of the "majority of stockholders" is also known as per capita voting.[7] Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder . . . ." Per capita voting differs from the "one share, one vote" requirement in Section 212(a).[8] Moreover, HP's Certificate of Incorporation does not authorize per capita voting.[9] *See* Exhibit C. Thus, HP could not implement the Proposal's per capita voting requirement without first amending HP's Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires HP to obtain shareowner approval before amending HP's Certificate of Incorporation. Since HP cannot guarantee that HP's shareowners would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond HP's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareowners would elect independent directors. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the

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[7] While it is unusual to require per capita voting, the literal text of the requested Bylaw set forth in the Proposal requires precisely that (as opposed to, for example, a majority of the votes cast or a majority of the shares outstanding). If this is not what the Proponent intended, then the voting requirement is vague and indefinite. In that situation, the Proposal is excludable under Rule 14a-8(i)(3) because neither HP's shareowners nor HP would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" if the Proposal was implemented.

[8] Per capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. *See Sagusa, Inc. v. Magellan Petroleum Corporation*, Court of Chancery of Delaware (Dec. 1, 1993), aff'd 650 A.2d 1306 (Del.Supr.), Unpublished Disposition (Sept 28, 1994).

[9] Article IX of HP's Certificate of Incorporation provides that certain amendments to HP's Bylaws require "the affirmative vote of sixty-six and two-third percent (66 2/3%) of the outstanding shares entitled to vote thereon."

company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *General Electric Co.* (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)). *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, HP lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted in Section I above, the Proposal contains so many ambiguities that it would be impossible for HP to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," and the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what HP would ask its shareowners to approve if the "limits" were to be exceeded. Because it would be impossible for HP to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal Must Be Excluded, unless Revised, pursuant to Rule 14a-8(i)(7) because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareowner proposals that deal with ordinary business on which shareowners, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has consistently taken the position that shareowner proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). *See, e.g., El Paso Energy* (avail. Mar. 8, 2001) (proposal requesting limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run HP effectively because the Proposal is not limited to senior executive officers but instead states that "no *officer* of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal (*emphasis added*). *See, e.g., Storage Technology Corporation* (avail. Apr. 10, 2003). Accordingly, the Proposal would restrict HP's ability to determine the levels of compensation paid to HP officers generally. By referencing all HP officers, the Proposal applies to more than 700 HP employees. The type and amount of compensation paid to HP officers requires an intimate understanding of HP's business, competitive position, prospects and numerous other factors, including the particular duties of individual employees and their present and potential contributions to the success of HP, which shareowners generally do not possess. Because the factors that are considered in determining compensation are unlikely to be within the knowledge of the shareowners, the level and form of such compensation should appropriately be left, as an ordinary business matter, to HP's management and Board of Directors.

We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised); *American Express* (avail. Jan. 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); *ConocoPhillips* (avail. Mar. 13, 2002) (proposal requesting limits on the compensation of "Chairman and other officers" excludable unless revised); *Milacron* (avail. Jan. 24, 2001) (proposal requesting limits on the compensation of "all officers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that HP may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to HP's executive officers, because the Proposal implicates HP's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if HP excludes the Proposal from its 2005 Proxy Materials. If the Staff permits the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule

14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when HP is attempting to finalize its proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. HP hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company, but not to the Proponent, by facsimile. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, HP's Senior Attorney, at (650) 857-3760.

Sincerely,

Amy L. Goodman



ALG/eai
Enclosures

cc: Lynda M. Ruiz, Senior Attorney, Hewlett-Packard Company
William Steiner
John Chevedden

70300059_6.DOC

EXHIBIT A

REVISED SHAREHOLDER PROPOSAL
OF WILLIAM STEINER

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Ms. Carleton Fiorina
Chair, CEO
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
PH: 650-857-1501
FX: 650-857-5518


OFFICE OF THE PRESIDENT AND CEO
RECEIVED
OCT 2 2004

Dear Ms. Fiorina,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,



William Steiner

8/22/04
Date

cc: Ann O. Baskins
Corporate Secretary
FX: 650-236-1450

UPDATE



OCTOBER 20, 2004

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

10-20-04 UPDATE

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

10-20-04 UPDATE

EXHIBIT B

INITIAL SHAREHOLDER PROPOSAL
OF WILLIAM STEINER

Lynda


OFFICE OF THE PRESIDENT AND CEO
RECEIVED
AUG 31 2004

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Ms. Carleton Fiorina
Chair, CEO
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
PH: 650-857-1501
FX: 650-857-5518

Dear Ms. Fiorina,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner 8/22/04
William Steiner Date

cc: Ann O. Baskins
Corporate Secretary
FX: 650-236-1450

3 – Executive Compensation Limit

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section: "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

I think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38%-vote at the MONY 2003 annual shareholder meeting. The 38%-vote was particularly impressive since this was the first time this proposal was ever voted. Furthermore the proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Executive Compensation Limit
Yes on 3

Notes:
The 38%-vote was based on shares voted yes and no.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is willing to be named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded soon.

08/30/2004 13:33 03103717872 PAGE 01



DISCOUNT BROKERS


OFFICE OF THE PRESIDENT AND CEO
RECEIVED
AUG 31 2004

Date: 27 August 2004

To whom it may concern:

As introducing broker for the account of William Steiner, account number [illegible], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3600 shares of Hewlett-Packard Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: 12/26/2001

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 8-30-04	# of pages ▶
To Carleton Fiorina	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # 310-371-7872	
Fax # 650-857-5518 236-1450	Fax #	

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328-2600 800·695·EASY www.djfdis.com Fax 516·328-2323

EXHIBIT C

HEWLETT-PACKARD COMPANY'S
CERTIFICATE OF INCORPORATION

<DOCUMENT>
<TYPE>EX-3.(B)
<SEQUENCE>2
<FILENAME>a2040165zex-3_b.txt
<DESCRIPTION>EXHIBIT 3(B)
<TEXT>

<PAGE>

Exhibit 3(b)

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

HEWLETT-PACKARD COMPANY

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Hewlett-Packard Company, a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

FIRST: The first paragraph of Article IV of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

> The Corporation is authorized to issue two classes of stock to be designated, respectively, Preferred Stock, par value $0.01 per share ("Preferred"), and Common Stock, par value $0.01 per share ("Common"). The total number of shares of Common that the Corporation shall have authority to issue is 9,600,000,000. The total number of shares of Preferred that the Corporation shall have authority to issue is 300,000,000. The Preferred Stock may be issued from time to time in one or more series.

SECOND: Section A of Article VI of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

> A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors of this Corporation shall be not less than eight (8) nor more than seventeen (17). The exact number of directors shall be fixed and may be changed from time to time, within the limits specified above, by an amendment to the Bylaws duly adopted by the stockholders or by the Board of Directors.

THIRD: The foregoing amendments were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Hewlett-Packard Company has caused this Certificate to be duly executed in its corporate name the 27th day of February, 2001.

HEWLETT-PACKARD COMPANY

By: /s/ Ann O. Baskins

Ann O. Baskins
Vice President, General Counsel &
Secretary

</TEXT>
</DOCUMENT>

CERTIFICATE OF INCORPORATION

OF

HEWLETT-PACKARD COMPANY

ARTICLE I

The name of this corporation is Hewlett-Packard Company (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, Preferred Stock, par value $0.01 per share ("Preferred"), and Common Stock, par value $0.01 per share ("Common"). The total number of shares of Common that the Corporation shall have authority to issue is 4,800,000,000. The total number of shares of Preferred that the Corporation shall have authority to issue is 300,000,000. The Preferred Stock may be issued from time to time in one or more series.

The Corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common if at any time the number of Common shares remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred.

The Board of Directors is hereby authorized, subject to limitations prescribed by law and the provisions of this Article IV, by resolution to provide for the issuance of the shares of Preferred in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

A. The number of shares constituting that series (including an increase or decrease in the number of shares of any such series (but not below the number of shares in any such series then outstanding)) and the distinctive designation of that series;

B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

C. Whether that series shall have the voting rights (including multiple or fractional votes per share) in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such privileges, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and the amount of such sinking funds;

G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

H. Any other relative rights, preferences and limitations of that series.

No holders of shares of the corporation of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for, purchase or receive any securities convertible to or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the corporation, except in the case of any shares of Preferred Stock to which such rights are specifically granted by any resolution or resolutions of the Board of Directors adopted pursuant to this Article IV.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors of this Corporation shall not be less than eleven (11) nor more than twenty-one (21). The exact number of directors shall be fixed and may be changed from time to time, within the limits specified above, by an amendment to the Bylaws duly adopted by the stockholders or by the Board of Directors.

B. In furtherance and not in limitation of the powers

conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend, or repeal the Bylaws of the Corporation.

C. The directors of the Corporation need not be elected by written ballot unless the Bylaws of the Corporation so provide.

D. Advance notice of stockholder nomination for the election of directors and of any other business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

E. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws and no action shall be taken by the stockholders by written consent.

ARTICLE VII

At the election of directors of the Corporation, each holder of stock of any class or series shall be entitled to cumulative voting rights as to the directors to be elected by each class or series in accordance with the provisions of Section 214 of the General Corporation Law of the State of
Delaware.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Marie Oh Huber
Hewlett-Packard Company
Corporate Legal Department
3000 Hanover Street
Palo Alto, California 94304-1185

ARTICLE IX

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

ARTICLE X

A. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

C. Neither any amendment nor repeal of this Article X, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article X, shall eliminate or reduce the effect of this Article X, with respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article X, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is her act and deed and that the facts stated herein are true.

/s/ MARIE OH HUBER

Marie Oh Huber
Incorporator

Dated: February 11, 1998

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

November 29, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 0402
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
Shareholder Position on Hewlett-Packard No-Action Request
William Steiner
Executive Pay Rule 14a-8 Proposal

Ladies and Gentlemen:

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

Additionally it is not valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support the ratio of shareholders whose primary understanding of "annual compensation" is based on "Item 402 of Regulation S-K."

We believe that the MONY precedent should be upheld and that the company no action not be concurred with.

The right to submit additional information is requested.

Sincerely,


John Chevedden

cc:
William Steiner
Ann Baskins

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 18, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
Shareholder Position on Hewlett-Packard No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action not be concurred with.

Additionally there are a number of defects in the company no action request such as:

1) It is not valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support that a substantial percentage of shareholders would claim that their primary understanding of "annual compensation" is based on their analysis of "Item 402 of Regulation S-K." Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

2) Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. Clearly the company does not claim that the proposal has a time limit.

Correspondingly the company does not claim to "guarantee" that it is completely powerless to obtain the required number of votes.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

3) The company apparently seeks a clarification under rule 14a-8(i)(7). This is not believed necessary but we would be glad to accommodate.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld. The opportunity to submit additional information is requested.

Sincerely,


John Chevedden

cc:
William Steiner
Ann Baskins

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:
"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded.

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
Shareholder Position on Hewlett-Packard No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

To facilitate proposal acceptance this shareholder proposal was drafted based on the text of the proposal in The MONY Group Inc. (February 18, 2003) which had already been decided by the Office of Chief Counsel. The text of the Staff Reply Letter follows:

[STAFF REPLY LETTER]

February 18, 2003

Response of the Office of Chief Counsel Division of Corporation Finance

Re: The MONY Group Inc.

Incoming letter dated December 26, 2002

The proposal would amend MONY's by-laws to limit any officer from receiving annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee enumeration, without approval by a majority of the stockholders within one year preceding the payment of such compensation.

We are unable to concur in your view that MONY may exclude the proposal under rule 14a-8(b). Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rule 14a-8(b).

We are unable to conclude that MONY has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that MONY may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

Sincerely,

/s/

Alex Shukhman

Attorney-Advisor

We believe that the MONY precedent should be upheld and that the company no action request not be concurred with.

Additionally there are a number of defects in the company no action request such as:

It is not believed valid that the company place great reliance "Item 402 of Regulation S-K" unless the company can support that a substantial percentage of shareholders would claim that their primary understanding of "annual compensation" is based on their analysis of "Item 402 of Regulation S-K." Contrary to the purported company analogy there is no text in this proposal similar to a "Top Salary" being "capped."

The company does not claim that shareholders are unfamiliar with the concept of "annual compensation" in spite of the fact that companies have devised a vast number of complex formulas to calculate "annual compensation."

I believe this proposal is consistent with SLB No. 14A, particularly with the following text:

* We do not agree with the view of companies that they may exclude proposals that concern only senior executive and director compensation in reliance on rule 14a-8(i)(7).5

The Commission has previously taken the position that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."6 The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."7

We believe that the public debate regarding shareholder approval of equity compensation plans has become significant in recent months. Consequently, in view of the widespread public debate regarding shareholder approval of equity compensation plans and consistent with our historical analysis of the "ordinary business" exclusion, we are modifying our treatment of proposals relating to this topic.8

I believe this proposal raises public policy issues so significant that it would be appropriate for a shareholder vote. Furthermore the company has not shown that shareholders would not understand the principle of this proposal – to subject high levels of executive pay to shareholder vote.

The company is implicitly arguing that since companies fail to make executive pay as transparent and quantifiable as that of other highly paid employees, such as star athletes, that companies should be able to exploit their obfuscation of pay and use it as a grounds to exclude shareholder proposals on executive pay.

A key point to evaluate in the company argument is its internal consistency. First it claims that a company must establish that neither the company nor the shareholders would be able to understand a proposal. Then the company claims that in Otter Tail Corporation (Dec. 8, 2003) apparently only the shareholders would not understand the proposal and thus the proposal was excluded.

The no action process makes it abundantly clear that companies have access to corporation law experts who claim to be capable of making sense of text that would be obscure to the small shareholders.

Contrary to the company argument, rule 14a-8(i)(6) does not contain the word "guarantee." Significantly the company fails to claim that the company is completely powerless to implement the proposal. The company more than likely has the power to implement the proposal in terms of obtaining the required number of votes – especially if the company sponsors the proposal in its proxy materials, recommends a yes-vote and solicits shares that are slow in casting ballots.

The company argument is incomplete because it does not even address the fact that the company clearly has the power to seek the required shareholder vote at more than one annual meeting. The company does not claim that the proposal has a time limit.

The company does not claim to "guarantee" that it is completely powerless to at least obtain close to the required number of votes.

The company gives no past example of its purported powerlessness in obtaining shareholder votes for its own ballot items. The company failed to name a single company ballot item in the past decade on which the required shareholder vote was not obtained for the company's own ballot items.

The company apparently seeks a clarification under rule 14a-8(i)(7). This is not believed necessary but we would be glad to accommodate.

For these reasons it is respectfully requested that concurrence not be granted to the company and that the MONY precedent should be upheld. The opportunity to submit additional information is requested.

Sincerely,



John Chevedden

cc:
William Steiner
Ann Baskins

3 – Executive Compensation Limit

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section: "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

I think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38%-vote at the MONY 2003 annual shareholder meeting. The 38%-vote was particularly impressive since this was the first time this proposal was ever voted. Furthermore the proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 4, 2005

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Supplemental Letter Regarding Shareowner Proposal of William Steiner Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This supplemental letter is being submitted to the staff of the Division of Corporation Finance (the "Staff") on behalf of our client, Hewlett-Packard Company ("HP"). On November 5, 2004, we informed you that HP intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting a shareowner proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent"). This letter, a copy of which is attached hereto as Exhibit A and which includes the text of the Proposal, indicated our belief that the Proposal may be excluded under Rule 14a-8(i)(3) because it is impermissibly vague and under Rule 14a-8(i)(6) because HP is unable to implement the Proposal. Additionally, we requested that, should the Staff not concur in this view, the Staff concur that the Proposal required revision pursuant to Rule 14a-8(i)(7).

We write to supplementally inform the Staff of our belief that the Proposal is additionally excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause HP to violate state law. The enclosed opinion of Potter Anderson & Corroon LLP, HP's special Delaware counsel, concurs in this conclusion as well as our conclusion expressed in our November 5, 2004 letter that the Proposal is beyond HP's power to implement, which contravenes Rule 14a-8(i)(6). *See* Exhibit B.

Rule 14a-8(i)(2) allows a company to exclude a proposal if implementation of the proposal would cause the company to violate any state, federal or foreign law to which the company is subject. HP is incorporated under the laws of the State of Delaware. As discussed in our November 5, 2004 letter, the Proposal would require HP to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any HP officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). The requirement that approval be obtained from a vote of the "majority of stockholders" is also known as per capita voting.

As explained in the opinion provided by Potter Anderson & Corroon LLP, alteration of the "one share, one vote" standard set forth in Section 212(a) of the Delaware General Corporation Law (the "DGCL") is valid and enforceable only if set forth in a Delaware company's certificate of incorporation. HP's Certificate of Incorporation does not authorize per capita voting. Accordingly, as set forth in the attached legal opinion, the Proposal mandates a voting standard that, if implemented, would cause HP to violate Delaware law. We also note that, although the Proposal, as revised, "recommends" that HP adopt the proposed Bylaw amendment, even a precatory proposal is excludable if the action called for by the proposal would violate state, federal or foreign law. *See, e.g., Gencorp Inc.* (avail. Dec. 20, 2004) (concurring that a proposal requesting amendment of the company's governing instruments to require implementation of all shareowner proposals receiving a majority vote is excludable under Rule 14a-8(i)(2)). *See also Badger Paper Mills, Inc.* (avail. Mar. 15, 2000); *Pennzoil Corporation* (avail. Mar. 22, 1993).

In sum, the Proposal is excludable under Rule 14a-8(i)(2) because implementation of the Proposal would cause HP to violate Delaware law. Moreover, the attached legal opinion concurs that HP does not have the power and authority to implement the Proposal, which supports our conclusion that the Proposal is also excludable under Rule 14a-8(i)(6) as discussed in our November 5, 2004 letter.

* * *

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this supplemental letter and its attachments. Also, in accordance with Rule 14a-8(j), a copy of this supplemental letter and its attachments are being mailed on this date to the Proponent. HP hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company only by facsimile. If we can be of assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, Senior Attorney at HP, at (650) 857-3760.

Sincerely,



Amy L. Goodman

ALG/eai
Enclosures

cc: Lynda M. Ruiz, Senior Attorney, Hewlett-Packard Company
William Steiner
John Chevedden

70305488_1_.doc

EXHIBIT A

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

agoodman@gibsondunn.com

November 5, 2004


SEC MAIL PROCESSING
RECEIVED
NOV 05 2004
WASH. D.C. 183 SECTION

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.
C 38126-00456

VIA HAND DELIVERY
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: *Shareowner Proposal of William Steiner*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Hewlett-Packard Company ("HP"), intends to omit from its proxy statement and form of proxy for its 2005 Annual Shareowners Meeting (collectively, the "2005 Proxy Materials") a shareowner proposal and a statement in support thereof (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").[1]

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments, a copy of which is being mailed on this date to the Proponent informing him of HP's intention to omit the Proposal from the 2005 Proxy Materials. Also pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before HP files its definitive 2005 Proxy Materials with the Commission.

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[1] HP received from the Proponent an initial proposal on August 31, 2004 and a revised proposal on October 20, 2004. HP has determined to treat the revised proposal as the Proponent's submission for the 2005 Proxy Materials. The Proposal is attached hereto as Exhibit A. The original proposal is attached hereto as Exhibit B.

We believe that the Proposal may properly be excluded from the 2005 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is impermissibly vague in violation of Rule 14a-8(i)(3) and because HP is unable to implement the Proposal in violation of Rule 14a-8(i)(6). Should the Staff not concur in this view, we believe that the Proposal requires revision pursuant to Rule 14a-8(i)(7), as discussed in detail below.

THE PROPOSAL

The Proposal recommends that HP's Bylaws be amended by adding the following language that is set forth in the Proposal:

> "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:
>
> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

* * *

On behalf of our client, we hereby respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur in our view that the Proposal may be excluded from the 2005 Proxy Materials on the bases set forth below or, in the alternative, that requires revision also as discussed below.

ANALYSIS

I. The Proposal is Vague and Indefinite and Thus May Be Excluded under Rule 14a-8(i)(3).

Rule 14a-8(i)(3) allows the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements in proxy materials). We believe that the Proposal is so vague and indefinite that it violates the Rule 14a-9 prohibition on materially false and misleading statements.

The Staff has consistently taken the position that vague and indefinite shareowner proposals are excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004), *Philadelphia Electric Co.* (avail. July 30, 1992). *See also Proctor & Gamble Co.* (avail. Oct. 25, 2002). Moreover, a proposal is sufficiently vague and indefinite so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation of the proposal could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991).

The Staff has applied this long line of precedent to shareowner proposals concerning executive compensation. *See, e.g., Safescript Pharmacies, Inc.* (avail. Feb. 27, 2004) (proposal requesting that stock options be "expensed in accordance with FASB guidelines" where FASB permits two methods of expensing stock-based compensation); *Woodward Governor Co.* (avail. Nov. 26, 2003) (proposal requesting that "compensation" for the "executives in the upper management (that being plant managers to board members)" be based on stock growth); *Pfizer Inc.* (avail. Feb. 13, 2003) (proposal requesting that the board make all stock options to management and the board of directors at no less than the "highest stock price"); *General Electric Co.* (avail. Feb. 5, 2003) (proposal requesting board to seek shareowner approval "for all compensation for Senior Executives and Board members not to exceed more than 25 times the average wage of hourly working employees"); *General Electric Co.* (avail. Jan. 23, 2003) (proposal seeking "an individual cap on salaries and benefits of one million dollars for General Electric officers and directors").

As explained in detail below, the Proposal is inherently vague and misleading in three respects: (A) it is unclear what compensation the Proposal applies to; (B) the scope of the Proposal's shareowner approval provision is unclear; and (C) the text of the Bylaw provisions set forth in the Proposal contains vague and conflicting statements as to how these provisions interacts with deducibility limitations set forth in the Internal Revenue Code (the "Code").

A. It is Unclear What Compensation the Proposal Applies to.

The Proposal is directed at "*annual compensation* in excess of the limits established by the Code for deductibility of employee remuneration" (*emphasis added*). The reference to "annual compensation" in the Bylaw text set forth in the Proposal is vague and indefinite. The term "annual compensation" is not defined in the Proposal. Shareowners are familiar with the term as a result of it being the required heading for three columns in the Summary Compensation Table in Item 402 of Regulation S-K (Salary, Bonus and Other Annual Compensation), and thus may understand the Proposal to address only these three forms of compensation. However, there is no indication that the Proponent intends this meaning of "annual compensation" to apply. In fact, the Bylaw text set forth in the Proposal specifically addresses its application to stock options and to long-term incentive compensation, both of which are outside of the definition of "annual compensation" in Item 402 of Regulation S-K.

The scope of the term "annual compensation" also is not clarified under the Code. As addressed further below, the Proposal seems to implicate the provisions of Code Section 162(m), which imposes a $1 million limit on the deductibility of compensation that is not "performance-based." However, the term "annual compensation" is not used in Section 162(m),[2] nor is it defined elsewhere in the Code or the implementing regulations.

In the absence of a clear standard under either the Proposal or relevant authority, neither shareowners considering the Proposal nor HP, if it were to seek to implement the Proposal, would know what compensation it addresses. The Proposal's reference to "annual compensation" is similar to the reference in a proposal submitted to PepsiCo, Inc. requesting that "the Top Salary be 'capped' at $1,000.000.00 to include bonus, perks, stock options, and this be pro-rated each year." *PepsiCo, Inc.* (avail. Feb. 18, 2003). The Staff granted no-action relief to PepsiCo under Rule 14a-8(i)(3) where PepsiCo asserted that the reference to salary to be "capped" was a vague and indefinite term since PepsiCo and its shareowners would not know whether it referenced "an annual salary cap or an aggregate $1,000,000 lifetime salary limitation." *Id. See also Woodward Governor Co.* (avail. Sept. 18, 2003) (supporting statements provided contradictory interpretations of "compensation" by providing a fixed formula for all compensation and also suggesting that only the option portions of "compensation" were

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[2] Instead, Section 162(m) references "employee remuneration," which is defined as "the aggregate amount allowable as a deduction under this chapter for such taxable year (determined without regard to this subsection) for remuneration for services performed by such employee (whether or not during the taxable year)," certain commission-based remuneration and qualifying "remuneration payable solely on account of the attainment of one or more performance goals."

implicated). Accordingly, the Proposal's reference to "annual compensation" renders the Proposal vague and indefinite.

B. The Scope of the Proposal's Shareowner Approval Provision is Unclear.

The Proposal's references to obtaining shareowner approval are similarly vague and indefinite as it is unclear what HP would ask its shareowners to approve before the prescribed "limits" could be exceeded. The Proposal requires shareowner approval before HP could "pay" certain compensation. That standard provides no guidance as to when shareowners are to approve an arrangement. For example, with respect to stock options, it is unclear whether shareowner approval is required within one year prior to the grant of an option or within one year prior to its exercise. As another example, it is unclear when incentive bonuses with multi-year targets would have to be approved by shareholders – it could be the year the targets are established, each year as the bonuses "vest," or the year in which the bonus is actually paid. In contrast, the last paragraph of the supporting statement expresses the Proponent's belief that "it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its *executive compensation plans*, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes." This suggests that the Proposal intends for HP to satisfy the shareowner approval requirement by asking shareowners to approve in advance certain types of compensation under HP's executive compensation plans rather than compensation for specific officers. *See, e.g., General Electric Co.* (avail. Feb. 5, 2003) (finding a proposal excludable as vague and indefinite where the proposal failed to describe what the company's shareowners would be asked to approve if the levels of executive compensation exceeded the prescribed threshold). Thus, the Proposal's shareowner approval provision is vague and indefinite under Rule 14a-8(i)(3).

C. The Proposal Contains Conflicting and Ambiguous Statements With Respect to its Operation and Interaction with the Internal Revenue Code.

The Proposal seeks to prohibit HP from compensating any officer "in excess of the limits established by the Internal Revenue Code for deductibility of employee remuneration" without first obtaining shareowner consent, but sets forth exceptions and qualifications to that standard. While not explicitly stated in the Proposal, the references in the supporting statements to the Code indicate that the Proposal primarily addresses the limitations on deductible compensation set forth in Section 162(m) of the Code.[3] Section 162(m) establishes a $1 million limitation on the deductibility of compensation earned by certain executive officers, other than compensation

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[3] Another provision of the Code that limits the deductibility of compensation is Section 280G, which denies a deduction for certain "excess parachute payments," as defined in the Code and applicable regulations. That provision appears not to be relevant to the Proposal.

that satisfies the Code's standard for "performance-based compensation."[4] Under Section 162(m) and the applicable regulations, compensation qualifies as "performance-based compensation" that is not subject to a limitation on deductibility if, among other things: (1) it is established pursuant to an objectively determinable performance standard (subject to "negative discretion"); (2) it is awarded by, and satisfaction of the performance standard is confirmed by, a committee of outside directors; and (3) the performance criteria were approved by shareowners. Generally, shareowner approval may be obtained within five years prior to the date the compensation is earned, although under some arrangements shareowner approval may be obtained more than five years in advance. Thus, if the "performance-based compensation" standards of Section 162(m) are satisfied, the performance-based compensation is deductible regardless of whether other, non-performance-based compensation taxable to the executive in a year exceeds $1 million.

The Proposal is inherently misleading because it contains conflicting or ambiguous statements as to how the standards and conditions contained in the Proposal would interact with the Code. Specifically, the first paragraph of the Proposal provides "no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation." This portion of the Bylaw language suggests that, if compensation is deductible under Section 162(m), such compensation is not affected by the Proposal. However, the Proposal's second paragraph states that "[f]or purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as 'performance-based compensation' or as an 'incentive stock option' within the meaning of the Internal Revenue Code *only if*" (*emphasis added*) the compensation satisfies certain criteria that are different from the criteria for "performance-based compensation" under Section 162(m).[5] Thus, it is unclear whether the second paragraph of the Bylaw language set forth in the Proposal (1) imposes conditions that must be satisfied with respect to compensation that does not meet the Section 162(m) definition of "performance-based compensation," or (2) instead, sets forth additional conditions that must be satisfied with respect to any compensation in excess of $1 million in order to be payable under the Bylaw provision.

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[4] Section 162(m) also enumerates certain other types of compensation that are excluded from the deductibility limitation.

[5] These additional criteria, which are set forth in subparts (a) and (b) of the Proposal, relate to certain disclosures for performance-based compensation and expensing incentive stock options. These criteria are not contained in Section 162(m) or elsewhere in the Internal Revenue Code.

The difference between these two possible interpretations is significant. For example, if an executive who receives $1 million in salary (which is not "performance-based compensation" under either Section 162(m) or the Bylaw's standard) is to exercise a stock option granted under a shareowner-approved plan administered by "outside directors," that stock option would not be affected under the first reading of the Proposal's Bylaw language described above, since it would be deductible as performance-based compensation under Section 162(m). However, under the alternative reading of the Proposal, that stock option exercise could not occur unless the option also satisfied the conditions set forth in the Proposal.

The supporting statements in the Proposal fail to clarify this material ambiguity. For example, in one paragraph the statement acknowledges that the Code imposes a $1 million limit on the deductibility of compensation but that the Code provides an exception for "performance-based compensation." However, the next paragraph states that a company would be able to pay "'performance-based compensation' in excess of the deductibility limit" only if the conditions set forth in the second paragraph of the proposed Bylaw language were satisfied. It is not clear to either shareowners considering the Proposal, or HP if it were to seek to implement the proposal, whether the reference to "the deductibility limitation" refers to any compensation in excess of $1 million, or only that compensation that does not satisfy the Section 162(m) standard for deductibility. Similarly, it is not clear whether the supporting statements' references to "performance-based compensation" refer to the Section 162(m) standard or the standard set forth in the Proposal.

This ambiguity also makes it unclear how the Proposal's Bylaw language operates with respect to executives that are not subject to the Section 162(m) limitation on deductibility. Section 162(m) applies only to the chief executive officer and the next four most highly paid executives (as determined under the Commission's proxy rules based upon annual compensation), but only if those individuals remained employed with the company as of the end of its fiscal year.[6] Thus, while the proposal applies to all "officers," Section 162(m)'s limitations on the deductibility of compensation apply only to the five most highly paid executive officers. Thus, it is unclear whether the Proposal means that compensation in excess of $1 million can be paid to an executive officer who is not subject to Section 162(m)'s limitation on deductible compensation without condition (since any compensation in excess of $1 million paid to such an executive is deductible), or whether such compensation can be paid only if one of the conditions set forth in the Bylaw language is satisfied (*i.e.*, shareowner approval during the year before amounts are paid, or satisfaction of the exclusions set forth in the second paragraph of the Bylaw language).

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[6] Because Section 162(m) applies only to executives employed as of fiscal year-end, it differs from the Commission's rules on who is included in the Summary Compensation Table.

Finally, the Proposal is vague and misleading because the proposed Bylaw text is internally inconsistent. The first paragraph expressly states that "the only exception" to its limitation is "interference with un-removable contractual obligations prior to this proposal." And yet, the second paragraph of the Bylaw text contains other standards that are available for excluding compensation from the limit set forth in the first paragraph.

Each of these conflicts, ambiguities and inconsistencies means that the proposed Bylaw text could be read by different persons as having different effects. Neither shareowners considering the Proposal, nor HP if it were to implement the Proposal, would know which interpretation was intended by the Bylaw language. Past Staff no-action letters support our contention that such widely varying results render the Proposal vague and indefinite under Rule 14a-8(i)(3). For example, in *Otter Tail Corporation* (avail. Dec. 8, 2003), the Staff concurred that a proposal requesting that future executive salary and stock option plans be changed to "limit" any benefits for either salary or stock options for five years could be excluded under Rule 14a-8(i)(3) because the language of the proposal was so vague that the shareowners would be unable to determine either the meaning of the proposal or the consequences of its implementation. Just as the *Otter Tail* proposal was vague because it provided no guidance on the referenced "limit," the Proposal is similarly vague because it contains conflicting statements as to what compensation is subject to its limitations.

D. Accordingly, the Proposal is Excludable under Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

Given these ambiguities, it is unclear what actions any shareowners voting for the Proposal would expect HP to take and what actions HP would be required to take if the Proposal were adopted. Thus, the Proposal is excludable under Rule 14a-8(i)(3) as misleading "because any action(s) ultimately taken by [the company] upon implementation of the proposal could be significantly different from the action(s) envisioned by shareholders voting on the proposal." *Occidental Petroleum Corp.* (avail. Feb. 11, 1991). *See also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the shareholders at large to comprehend precisely what the proposal would entail."). As a result of these vague and indefinite provisions in the Proposal, the Proposal is excludable under Rule 14a-8(i)(3).

II. The Proposal Must Be Excluded under Rule 14a-8(i)(6) because HP Lacks the Power to Implement the Proposal.

A company may exclude a shareowner proposal under Rule 14a-8(i)(6) "[i]f the company would lack the power or authority to implement the proposal." We believe that the Proposal is excludable under Rule 14a-8(i)(6) because HP cannot guarantee that HP's shareowners would approve an amendment to HP's Certificate of Incorporation, which would be necessary in order for HP to implement the Proposal, and due to the vague and indefinite nature of the Proposal.

The Proposal would require HP to obtain approval of the "*majority of stockholders* within one year preceding the payment of such compensation" in order for any HP officer to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration" (*emphasis added*). A vote of the "majority of stockholders" is also known as per capita voting.[7] Section 212(a) of the Delaware General Corporation Law (the "DGCL") states "[u]nless otherwise provided in the certificate of incorporation and subject to § 213 of this title, each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder . . . ." Per capita voting differs from the "one share, one vote" requirement in Section 212(a).[8] Moreover, HP's Certificate of Incorporation does not authorize per capita voting.[9] *See* Exhibit C. Thus, HP could not implement the Proposal's per capita voting requirement without first amending HP's Certificate of Incorporation to expressly authorize it. However, Section 242 of the DGCL requires HP to obtain shareowner approval before amending HP's Certificate of Incorporation. Since HP cannot guarantee that HP's shareowners would approve any such amendment, we believe the Proposal is excludable under Rule 14a-8(i)(6) as beyond HP's power to implement.

The Staff has concurred that similar proposals were excludable under Rule 14a-8(i)(6) where, for example, a company could not ensure that shareowners would elect independent directors. *See, e.g., H.J. Heinz Co.* (avail. Jun. 14, 2004) (proposal urging the Board to amend the bylaws to require that an independent director who has not served as an officer of the

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[7] While it is unusual to require per capita voting, the literal text of the requested Bylaw set forth in the Proposal requires precisely that (as opposed to, for example, a majority of the votes cast or a majority of the shares outstanding). If this is not what the Proponent intended, then the voting requirement is vague and indefinite. In that situation, the Proposal is excludable under Rule 14a-8(i)(3) because neither HP's shareowners nor HP would be able to determine, with any reasonable certainty, what constitutes "approval by a vote of the majority of the stockholders" if the Proposal was implemented.

[8] Per capita voting is authorized under Delaware case law only where expressly provided for under a company's certificate of incorporation. *See Sagusa, Inc. v. Magellan Petroleum Corporation*, Court of Chancery of Delaware (Dec. 1, 1993), aff'd 650 A.2d 1306 (Del.Supr.), Unpublished Disposition (Sept 28, 1994).

[9] Article IX of HP's Certificate of Incorporation provides that certain amendments to HP's Bylaws require "the affirmative vote of sixty-six and two-third percent (66 2/3%) of the outstanding shares entitled to vote thereon."

company serve as the Chairman of the Board excludable because "it does not appear to be within the board's power to ensure that an individual meeting the specified criteria would be elected as director and serve as chairman of the board."); *General Electric Co.* (avail. Feb. 4, 2002) (proposal recommending that the board increase independence and that the majority of directors on the board be independent excludable under Rule 14a-8(i)(6)). *See also AT&T Corp.* (avail. Mar. 10, 2002) (proposal requesting adoption of an independent director bylaw, which would "apply to successor companies" excludable because "it does not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal."); *Putnam High Income Bond Fund* (avail. Apr. 6, 2001) (proposal requesting a reduction in the investment advisory fee and capping fund reimbursements to the adviser excludable because the fund did not have "the unilateral power" to implement either requirement); *The Southern Co.* (avail. Feb. 23, 1995) (proposal requesting that the board of directors take steps to ensure ethical behavior by employees serving in the public sector excludable under the predecessor to Rule 14a-8(i)(6)). Similarly, HP lacks the power or authority to implement the Proposal. Thus, the Proposal is excludable under Rule 14a-8(i)(6).

Moreover, the Proposal is excludable pursuant to Rule 14a-8(i)(6) since it is vague and ambiguous, with the result that a company "would lack the power to implement" the Proposal. A company "lacks[s] the power or authority to implement" a proposal when the proposal "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (avail. Jan. 14, 1992). As noted in Section I above, the Proposal contains so many ambiguities that it would be impossible for HP to implement it. The Proposal refers to the "limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration," and the supporting statements provide conflicting advice as to the "limits" to be imposed. Thus, it is unclear what HP would ask its shareowners to approve if the "limits" were to be exceeded. Because it would be impossible for HP to determine what action should be taken under the Proposal, the Proposal also may be excluded from the 2005 Proxy Materials under Rule 14a-8(i)(6).

III. The Proposal Must Be Excluded, unless Revised, pursuant to Rule 14a-8(i)(7) because the Proposal Applies to General Employee Compensation.

Rule 14a-8(i)(7) provides that a company may omit a proposal from its proxy materials if it "deals with a matter relating to the company's ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude shareowner proposals that deal with ordinary business on which shareowners, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 34-12999 (November 22, 1976). The Staff has consistently taken the position that shareowner proposals relating to general employee compensation issues, as distinguished from proposals addressing the compensation of senior executives and directors, fall within a company's ordinary business operations and are, therefore, excludable under Rule 14a-8(i)(7). *See, e.g., El Paso Energy* (avail. Mar. 8, 2001) (proposal requesting limits on the compensation of "any corporate officer" excludable unless revised).

The Proposal's subject matter relates to general compensation matters fundamental to management's ability to run HP effectively because the Proposal is not limited to senior executive officers but instead states that "no *officer* of the Corporation" shall receive annual compensation beyond the limits set forth in the Proposal (*emphasis added*). *See, e.g., Storage Technology Corporation* (avail. Apr. 10, 2003). Accordingly, the Proposal would restrict HP's ability to determine the levels of compensation paid to HP officers generally. By referencing all HP officers, the Proposal applies to more than 700 HP employees. The type and amount of compensation paid to HP officers requires an intimate understanding of HP's business, competitive position, prospects and numerous other factors, including the particular duties of individual employees and their present and potential contributions to the success of HP, which shareowners generally do not possess. Because the factors that are considered in determining compensation are unlikely to be within the knowledge of the shareowners, the level and form of such compensation should appropriately be left, as an ordinary business matter, to HP's management and Board of Directors.

We acknowledge the statement in Staff Legal Bulletin No. 14 that "[i]f it is unclear whether the proposal focuses on senior executive compensation or director compensation, as opposed to general employee compensation, we may permit the shareholder to make this clarification." *See also SBC Communications, Inc.* (avail. Feb. 5, 2003) (proposal requesting limits on the compensation of "members of corporate management" excludable unless revised); *Mirant Corp.* (avail. Jan. 28, 2003) (proposal requesting limits on the compensation of "executives" excludable unless revised); *American Express* (avail. Jan. 16, 2003) (proposal requesting limits on the compensation of "higher management" excludable unless revised); *ConocoPhillips* (avail. Mar. 13, 2002) (proposal requesting limits on the compensation of "Chairman and other officers" excludable unless revised); *Milacron* (avail. Jan. 24, 2001) (proposal requesting limits on the compensation of "all officers and top management" excludable unless revised). Accordingly, we request the Staff's concurrence that HP may omit the Proposal from the 2005 Proxy Materials under Rule 14a-8(i)(7), unless the Proponent revises the Proposal to apply only to HP's executive officers, because the Proposal implicates HP's ordinary business operations.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if HP excludes the Proposal from its 2005 Proxy Materials. If the Staff permits the Proponent to make the revisions necessary to bring the Proposal within the requirements of the proxy rules, I respectfully request explicit confirmation from the Staff that any revised Proposal must satisfy the 500-word limitation set forth in Rule

14a-8(d). I believe it is important to request this confirmation in advance in order to avoid the issue arising at a time when HP is attempting to finalize its proxy statement.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. HP hereby agrees to promptly forward to the Proponent any Staff response to this no-action request that the Staff transmits to the Company, but not to the Proponent, by facsimile. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Lynda M. Ruiz, HP's Senior Attorney, at (650) 857-3760.

Sincerely,

Amy L. Goodman



ALG/eai
Enclosures

cc: Lynda M. Ruiz, Senior Attorney, Hewlett-Packard Company
William Steiner
John Chevedden

70300059_6.DOC

EXHIBIT A

REVISED SHAREHOLDER PROPOSAL
OF WILLIAM STEINER

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Ms. Carleton Fiorina
Chair, CEO
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
PH: 650-857-1501
FX: 650-857-5518


OFFICE OF THE PRESIDENT AND CEO
RECEIVED
OCT 2 2004

Dear Ms. Fiorina,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner — Date: 8/22/04

cc: Ann O. Baskins
Corporate Secretary
FX: 650-236-1450

UPDATE

OCTOBER 20, 2004

3 – Subject Non-Deductible Executive Compensation to Shareholder Vote

RESOLVED, shareholders recommend that our Corporation's by-laws be amended by adding the following new Section:

"Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

Under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38% yes-vote as a more challenging binding proposal at the MONY 2003 annual meeting. The 38% yes-vote was more impressive because:

1) This was the first time this proposal was ever voted.
2) The proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

10-20-04 UPDATE

Subject Non-Deductible Executive Compensation to Shareholder Vote
Yes on 3

Notes:

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

10-20-04 UPDATE

EXHIBIT B

INITIAL SHAREHOLDER PROPOSAL
OF WILLIAM STEINER


OFFICE OF THE PRESIDENT AND CEO
RECEIVED
AUG 31 2004

Lynda

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Ms. Carleton Fiorina
Chair, CEO
Hewlett-Packard Company (HPQ)
3000 Hanover Street
Palo Alto, CA 94304
PH: 650-857-1501
FX: 650-857-5518

Dear Ms. Fiorina,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

William Steiner   8/22/04
William Steiner   Date

cc: Ann O. Baskins
Corporate Secretary
FX: 650-236-1450

3 – Executive Compensation Limit

RESOLVED, that the Corporation's by-laws be amended by adding the following new Section: "Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation.

For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

(a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and

(b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted."

This proposal was submitted by William Steiner, 112 Abbottsford Gate, Piermont, NY 10968.

This proposal would require that our company not pay any executive compensation in excess of the amount the Internal Revenue Code permits to be deducted as an expense for federal income tax purposes, without first securing shareholder approval.

Currently, the Code provides that publicly held corporations generally may not deduct more than $1 million in annual compensation for any of the company's five highest-paid executives. The Code provides an exception for certain kinds of "performance-based compensation."

I think that $1 million is more than adequate annual compensation to attract qualified executives, and that even if not, it is certainly reasonable to require the Board to obtain shareholder approval before paying more than this amount.

Moreover, under this proposal our company would be able to pay "performance-based compensation" in excess of the deductibility limit, so long as the company has disclosed to shareholders the performance goals and standards the Board has adopted under these plans. This proposal also provides an exception for incentive stock options, if the Board has recorded the expense of such options in its financial statements.

A proposal similar to this was submitted by Amanda Kahn-Kirby to MONY Group and received a 38%-vote at the MONY 2003 annual shareholder meeting. The 38%-vote was particularly impressive since this was the first time this proposal was ever voted. Furthermore the proponent did not even solicit shareholder votes.

I think it is reasonable to require our company to fully disclose to shareholders both the costs and the terms of its executive compensation plans, if the Board wishes to pay executives more than the amounts that are generally deductible under federal income taxes.

Executive Compensation Limit
Yes on 3

Notes:
The 38%-vote was based on shares voted yes and no.

The name and address of the proponent are part of the argument in favor of the proposal. A published name and address confirms that the proposal is submitted by a proponent who has the conviction to be named in the proxy – just as management is willing to be named in the proxy.

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

Please note that the title of the proposal is part of the argument in favor of the proposal.

In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Verification of stock ownership will be forwarded soon.


DISCOUNT BROKERS


OFFICE OF THE PRESIDENT AND CEO
RECEIVED
AUG 31 2004

Date: 27 August 2004

To whom it may concern:

As introducing broker for the account of William Skinner, account number [illegible], held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Skinner is and has been the beneficial owner of 3600 shares of Hewlett-Packard Co.; having held at least two thousand dollars worth of the above mentioned security since the following date: [illegible]

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 8-30-04 / # of pages ▶
To Carleton Fiorina	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # 310-371-7872
Fax # 650-857-5518	Fax #

236-1450

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516·328·2600 800·695·EASY www.djfdis.com Fax 516·328·2323

EXHIBIT C

HEWLETT-PACKARD COMPANY'S
CERTIFICATE OF INCORPORATION

<DOCUMENT>
<TYPE>EX-3.(B)
<SEQUENCE>2
<FILENAME>a2040165zex-3_b.txt
<DESCRIPTION>EXHIBIT 3(B)
<TEXT>

<PAGE>

Exhibit 3(b)

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

HEWLETT-PACKARD COMPANY

Pursuant to Section 242 of the General
Corporation Law of the State of Delaware

Hewlett-Packard Company, a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

FIRST: The first paragraph of Article IV of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

> The Corporation is authorized to issue two classes of stock to be designated, respectively, Preferred Stock, par value $0.01 per share ("Preferred"), and Common Stock, par value $0.01 per share ("Common"). The total number of shares of Common that the Corporation shall have authority to issue is 9,600,000,000. The total number of shares of Preferred that the Corporation shall have authority to issue is 300,000,000. The Preferred Stock may be issued from time to time in one or more series.

SECOND: Section A of Article VI of the Corporation's Certificate of Incorporation is hereby amended to read in its entirety as set forth below:

> A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors of this Corporation shall be not less than eight (8) nor more than seventeen (17). The exact number of directors shall be fixed and may be changed from time to time, within the limits specified above, by an amendment to the Bylaws duly adopted by the stockholders or by the Board of Directors.

THIRD: The foregoing amendments were duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Hewlett-Packard Company has caused this Certificate to be duly executed in its corporate name the 27th day of February, 2001.

HEWLETT-PACKARD COMPANY

By: /s/ Ann O. Baskins

Ann O. Baskins
Vice President, General Counsel &
Secretary

</TEXT>
</DOCUMENT>

CERTIFICATE OF INCORPORATION

OF

HEWLETT-PACKARD COMPANY

ARTICLE I

The name of this corporation is Hewlett-Packard Company (the "Corporation").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The Corporation is authorized to issue two classes of stock to be designated, respectively, Preferred Stock, par value $0.01 per share ("Preferred"), and Common Stock, par value $0.01 per share ("Common"). The total number of shares of Common that the Corporation shall have authority to issue is 4,800,000,000. The total number of shares of Preferred that the Corporation shall have authority to issue is 300,000,000. The Preferred Stock may be issued from time to time in one or more series.

The Corporation shall from time to time in accordance with the laws of the State of Delaware increase the authorized amount of its Common if at any time the number of Common shares remaining unissued and available for issuance shall not be sufficient to permit conversion of the Preferred.

The Board of Directors is hereby authorized, subject to limitations prescribed by law and the provisions of this Article IV, by resolution to provide for the issuance of the shares of Preferred in one or more series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, privileges, preferences, and relative participating, optional or other rights, if any, of the shares of each such series and the qualifications, limitations or restrictions thereof.

The authority of the Board with respect to each series shall include, but not be limited to, determination of the following:

A. The number of shares constituting that series (including an increase or decrease in the number of shares of any such series (but not below the number of shares in any such series then outstanding)) and the distinctive designation of that series;

B. The dividend rate on the shares of that series, whether dividends shall be cumulative, and, if so, from which date or dates, and the relative rights of priority, if any, of payment of dividends on shares of that series;

C. Whether that series shall have the voting rights (including multiple or fractional votes per share) in addition to the voting rights provided by law, and, if so, the terms of such voting rights;

D. Whether that series shall have conversion privileges, and, if so, the terms and conditions of such privileges, including provision for adjustment of the conversion rate in such events as the Board of Directors shall determine;

E. Whether or not the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including the date or dates upon or after which they shall be redeemable, and the amount per share payable in case of redemption, which amount may vary under different conditions and at different redemption rates;

F. Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and the amount of such sinking funds;

G. The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series; and

H. Any other relative rights, preferences and limitations of that series.

No holders of shares of the corporation of any class, now or hereafter authorized, shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of the corporation of any class, now or hereafter authorized, or any options or warrants for such shares, or any rights to subscribe for, purchase or receive any securities convertible to or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the corporation, except in the case of any shares of Preferred Stock to which such rights are specifically granted by any resolution or resolutions of the Board of Directors adopted pursuant to this Article IV.

ARTICLE V

The Corporation is to have perpetual existence.

ARTICLE VI

For the management of the business and for the conduct of the affairs of the Corporation, and in further definition, limitation and regulation of the powers of the Corporation, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors of this Corporation shall not be less than eleven (11) nor more than twenty-one (21). The exact number of directors shall be fixed and may be changed from time to time, within the limits specified above, by an amendment to the Bylaws duly adopted by the stockholders or by the Board of Directors.

B. In furtherance and not in limitation of the powers

conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend, or repeal the Bylaws of the Corporation.

C. The directors of the Corporation need not be elected by written ballot unless the Bylaws of the Corporation so provide.

D. Advance notice of stockholder nomination for the election of directors and of any other business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws of the Corporation.

E. No action shall be taken by the stockholders of the Corporation except at an annual or special meeting of the stockholders called in accordance with the Bylaws and no action shall be taken by the stockholders by written consent.

ARTICLE VII

At the election of directors of the Corporation, each holder of stock of any class or series shall be entitled to cumulative voting rights as to the directors to be elected by each class or series in accordance with the provisions of Section 214 of the General Corporation Law of the State of Delaware.

ARTICLE VIII

The name and mailing address of the incorporator are as follows:

Marie Oh Huber
Hewlett-Packard Company
Corporate Legal Department
3000 Hanover Street
Palo Alto, California 94304-1185

ARTICLE IX

The Corporation reserves the right to amend, alter, change, or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all rights conferred herein are granted subject to this reservation.

ARTICLE X

A. To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, no director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

B. The Corporation may indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer or employee of the Corporation or any predecessor of the Corporation or serves or served at any other enterprise as a director, officer or employee at the request of the Corporation or any predecessor to the Corporation.

C. Neither any amendment nor repeal of this Article X, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article X, shall eliminate or reduce the effect of this Article X, with respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article X, would accrue or arise, prior to such amendment, repeal, or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the laws of the State of Delaware) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

IN WITNESS WHEREOF, the undersigned incorporator hereby acknowledges that the foregoing Certificate of Incorporation is her act and deed and that the facts stated herein are true.

/s/ MARIE OH HUBER

Marie Oh Huber
Incorporator

Dated: February 11, 1998

EXHIBIT B



1313 North Market Street
P.O. Box 951
Wilmington, DE 19899-0951
302 984 6000

www.potteranderson.com

January 4, 2005

Hewlett-Packard Company
3000 Hanover Street
Palo Alto, CA 94304

Re: Stockholder Proposal Submitted By William Steiner

Ladies and Gentlemen:

We have acted as special Delaware counsel to Hewlett-Packard Company, a Delaware corporation (the "Company"), in connection with a certain stockholder proposal and supporting statement (the "Proposal") submitted by William Steiner, naming John Chevedden as his designated representative, which Proposal was submitted for inclusion in the proxy statement and form of proxy to be distributed to the Company's stockholders in connection with its 2005 annual meeting of stockholders. In this connection, you have requested our opinion as to a certain matter under the General Corporation Law of the State of Delaware (the "General Corporation Law").

In our capacity as special Delaware counsel, and in connection with our opinions hereinafter set forth, we have been furnished and have examined copies of only the following documents, all of which have been supplied to us by the Company or obtained from publicly available records:

1. The Certificate of Incorporation of the Company, as filed with the Office of the Secretary of State of the State of Delaware (the "Secretary of State") on February 11, 1998, the Agreement and Plan of Merger of the Company, as filed with the Secretary of State on May 20, 1998, the Certificates of Ownership and Merger of the Company, as filed with the Secretary of State on October 28, 1998, October 29, 1998, October 30, 1998, October 31, 2000 January 19, 2001, October 24, 2001, October 31, 2001, February 11, 2002, March 28, 2002, October 31, 2002, September 25, 2003, December 17, 2003, February 25, 2004, March 23, 2004, April 8, 2004, April 20, 2004, April 30, 2004, September 23, 2004, and June 9, 2004, the Certificate of Amendment of the Company, as filed with the Secretary of State on February 28, 2001, the Certificate of Designation of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company, as filed with the Secretary of State on September 4, 2001, the Certificate Eliminating Series A Participating Preferred Stock of the Company, as filed with the Secretary of State on February 3, 2003, the Certificate of Correction

of the Company, as filed with the Secretary of State on October 27, 2003, the Agreement and Plan of Merger of the Company, as filed with the Secretary of State on May 29, 2003 which we assume collectively constitute the certificate of incorporation of the Company as currently in effect (the "Certificate of Incorporation");

2. The Amended and Restated Bylaws of the Company (the "Bylaws"), as amended through March 17, 2004, which we assume constitute the bylaws of the Company as currently in effect (the "Bylaws"); and

3. The Proposal.

With respect to the foregoing documents, we have assumed (i) the authenticity of all documents submitted to us as originals, the conformity with authentic originals of all documents submitted to us as copies or forms, the genuineness of all signatures, and the legal capacity of natural persons; and (ii) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. For purposes of rendering our opinions set forth herein, we have not reviewed any documents of or applicable to the Company other than the documents listed above, and we have assumed that there exists no provision of any such other document that is inconsistent with or would otherwise alter our opinion as expressed herein. In addition, we have conducted no independent factual investigation of our own but have relied solely upon the foregoing documents, the statements and information set forth therein, all of which we have assumed to be true, complete, and accurate in all material respects.

The Proposal

The Proposal recommends that the Bylaws be amended by adding the following provision:

> Section A.1. Executive Compensation. From the date of adoption of this section no officer of the Corporation shall receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of the majority of the stockholders within one year preceding the payment of such compensation. The only exception would be interference with un-removable contractual obligations prior to this proposal.
>
> For purposes of the limit on executive compensation established by this Section, the Corporation may exclude compensation that qualifies either as "performance-based compensation" or as an "incentive stock option" within the meaning of the Internal Revenue Code only if:

> (a) in the case of performance-based compensation, the Corporation shall first have disclosed to stockholders the specific performance goals and standards adopted for any performance-based compensation plan, including any schedule of earned values under any long-term or annual incentive plan; and
>
> (b) in the case of incentive stock options, the Corporation shall record as an expense on its financial statements the fair value of any stock options granted.

You have requested our opinion, as a matter of Delaware law, whether the purported per capita vote requirement set forth in the Proposal, which requires a vote of a majority of the stockholders in certain circumstances, would, if implemented, cause the Company to violate Delaware law.

Discussion

The Proposal would require the Company to obtain approval of a "majority of the stockholders" in order for any officers of the Company to "receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration." (emphasis added). Accordingly, the Proposal expressly requires approval by a percentage of holders of stock, rather than approval by the holders of a specified percentage of shares of stock. In other words, by its express terms, the provision contemplates per capita voting.

Section 212 of the DGCL provides in pertinent part that "[u]nless otherwise provided in the certificate of incorporation ... each stockholder shall be entitled to 1 vote for each share of capital stock held by such stockholder." Alteration of the "one-vote-per-share rule" is valid and enforceable only if set forth in the certificate of incorporation. Providence & Worcester Co. v. Baker, 378 A.2d 121 (Del. 1977); see also Williams v. Geier, 671 A.2d 1368 (Del. 1996) (holding that alteration of the one-vote-per-share status by amendment to the certificate of incorporation was valid); Sagusa, Inc. v. Magellan Petroleum Corp., 1993 WL 512487 (Del. Ch. Dec. 1, 1993) (holding that a per capita voting scheme provided in both the certificate of incorporation and the bylaws was valid). In our opinion, because the Proposal, if adopted, would alter the one-vote-per-share rule through a bylaw amendment only, as described in the statutory and case law authority cited above, it is invalid and unenforceable under Delaware law. Sagusa, 1993 WL 512487, at *1 (noting that Section 212, although establishing the one-vote-per-share rule, expressly authorizes corporations to "otherwise provide" in its certificate of incorporation).

Because the Proposal, if implemented, would violate Delaware law, it is also our opinion that the Company does not have the power and authority to implement the Proposal. Moreover, even if the Proposal were changed to request an amendment to the Certificate of Incorporation to implement its per capita voting scheme, the Company would not have the unilateral power and authority to implement such a Proposal. This is the case because neither the Board nor the stockholders, acting alone, may approve an amendment to the Certificate of Incorporation. Any such amendment first must be adopted and declared advisable by the Board and then submitted to the stockholders for their approval, which the Company cannot guarantee. 8 Del. C. § 242.

Conclusion

Based upon and subject to the foregoing, and subject to the limitations stated herein below, it is our opinion that (i) the Proposal, if adopted, would cause the Company to violate Delaware law, and (ii) the Company does not have the power and authority to implement the Proposal.

The foregoing opinions are limited to the General Corporation Law of the State of Delaware as presently in effect. We have not considered and express no opinion with regard to, or as to the effect of, other laws, rules or regulations of the State of Delaware or the laws, rules or regulations of any other jurisdiction, state or federal, including, without limitation, federal laws, rules and regulations regulating securities.

This opinion is rendered only to you and is solely for your benefit in connection with the matters addressed herein. It is our understanding that you intend to provide a copy of this opinion letter to the Securities and Exchange Commission in connection with the matters addressed herein, and we hereby consent to your doing so. Except as expressly provided in this paragraph, this opinion may not be relied upon by you for any other purpose, or furnished to, quoted to, or relied upon by any other person, firm, or corporation for any purpose, without our prior written consent.

Very Truly Yours,

Potter Anderson & Corroon LLP

664354v3: JFG/MKR

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
FX: 202-942-9525

January 5, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Hewlett-Packard Company (HPQ)
Shareholder Position on Hewlett-Packard No-Action Request
Rule 14a-8 Proposal: Executive Pay Topic
Proponent: William Steiner

Ladies and Gentlemen:

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc:
William Steiner
Ann Baskins

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 6, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Hewlett-Packard Company
Incoming letter dated November 5, 2004

The proposal recommends that HP amend its bylaws so that no officer may receive annual compensation in excess of the limits established by the U.S. Internal Revenue Code for deductibility of employee remuneration, without approval by a vote of "the majority of the stockholders," subject to the conditions and exceptions contained in the proposal.

There appears to be some basis for your view that HP may exclude the proposal under rule 14a-8(i)(2). We note that in the opinion of your counsel, implementation of the proposal would cause HP to violate state law. Accordingly, we will not recommend enforcement action to the Commission if HP omits the proposal from its proxy materials in reliance on rule 14a-8(i)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which HP relies.

Sincerely,



Heather L. Maples
Special Counsel